UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Savings and Investment Plan
for Employees of Weingarten Realty
(Full title of the plan)

WEINGARTEN REALTY INVESTORS
(Name and issuer of the securities held pursuant to the plan)

2600 Citadel Plaza Drive
Houston, Texas 77008
(Address of principal executive offices)

Financial Statements and Exhibit

(a)	Financial Statements		Page
	(1)	Report of Independent Registered Public Accounting Firm	4
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	5
	(3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	6
	(4)	Notes to Financial Statements	7
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2008	13

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Exhibit
	23.1	Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

	By:	Weingarten Realty Investors

Date: June 26, 2009	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

Houston, Texas
June 24, 2009

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

ASSETS

Participant-Directed Investments, at fair value (Note 4):
Mutual funds	$16,197,702	$25,947,935
Common/collective trust fund	6,937,967	4,403,182
Common stock fund	2,166,004	2,714,044
Participant loans	539,636	682,163
Total assets	25,841,309	33,747,324

LIABILITIES
Due to brokers	117,583	-
Other liabilities	1,509	-
Total liabilities	119,092	-

Net assets available for benefits at fair value	25,722,217	33,747,324

Adjustment from fair value to contract value for fully benefit-responsive contracts	391,696	-

Net assets available for benefits	$26,113,913	$33,747,324

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2008 and 2007

	2008	2007

Additions:
Investment (loss) income:
Interest/Dividend income:
Participant loans	$49,363	$49,049
Mutual funds	299,896	1,966,162
Net (depreciation) appreciation in fair value of investments:
Common/collective trust fund	212,173	153,878
Mutual funds	(9,135,199)	(237,118)
Common stock fund	(399,770)	(886,361)

Total investment (loss) income	(8,973,537)	1,045,610

Contributions:
Participants	3,028,077	3,015,378
Employer	959,239	980,062
Participant rollovers	158,142	495,146

Total contributions	4,145,458	4,490,586

Total additions	(4,828,079)	5,536,196

Deductions:
Benefits paid to participants	2,733,138	2,456,437
Administrative expenses	72,194	110,625

Total deductions	2,805,332	2,567,062

Net (decrease) increase	(7,633,411)	2,969,134

Net assets available for benefits, beginning of year	33,747,324	30,778,190

Net assets available for benefits, end of year	$26,113,913	$33,747,324

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The  following  description  of  the  Savings  and  Investment  Plan  for  Employees  of  Weingarten  Realty  (the  “Plan”)  provides  only general information.  The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the  “Company”).  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a voluntary defined contribution plan covering all eligible employees of the Company.  Mickey Townsell, (Vice President/Human Resources at WRI) is the plan administrator.  All employees are eligible to participate in the Plan upon their hire date with the exception of those classified as a leased employee, a non-resident alien with no US earned income or an employee governed by a collective bargaining agreement. Previously to be eligible to participate in the Plan, an employee must have attained the age of 21 and completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants may elect to contribute pre-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.  Participants can rollover balances from individual retirement accounts and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 and older are eligible to contribute for the calendar years ended December 31, 2008 and 2007, an additional $5,000 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $15,500 in 2008 and 2007.  Participants may change their percentage contribution election bi-monthly.  The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees.  Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year.  No discretionary contributions were made during the years ended December 31, 2008 and 2007.  Discretionary contributions are invested in various investment options as directed by the participant.

Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 16 funds as investment options for participants.

Vesting
Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon.  Participants become 100% vested in Company contributions after five years of service.

Participant Loans
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at 5.0% to 9.25%, which are commensurable with local prevailing rates as determined at a fixed rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 15 years. Principal and interest are credited to the participant’s account.

Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures
All Company contributions credited to a participant’s account, but not vested are forfeited by the participant upon withdrawal of the fully vested value of his or her account.  Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions.  During the years ended December 31, 2008 and 2007, forfeitures in the amounts of $54,989 and $15,562 respectively, were used to reduce the Company’s contributions.  Forfeited non-vested accounts totaled $42,243 and $55,006 at December 31, 2008 and 2007, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value as defined below:
•	Mutual Funds
These assets are valued based on publicly quoted market prices.

•	Common Stock Fund
The unit price of the common stock fund is based on the fair values of underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the trustee.  These assets are valued based on publicly quoted market prices.

•	Participant Loans
Participant loans are valued at cost plus accrued interest, which approximates fair value.

•	Common/Collective Trust Fund

The unit price of the common/collective trust fund is based on the fair values of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the fund’s trustee.

The fund’s trustee uses the following valuation methods for the assets.  Conventional investment contracts fair value is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund’s trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

The fair value of these assets is then adjusted by the account level fees determined by the Fee Class Schedule described in the Plan’s trust fund agreement.

The common/collective trust fund consists of fully benefit-responsive investment contracts as defined by the Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”).  At December 31, 2008, the statements of net assets available for benefits present this investment at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract value. At December 31, 2007, the contract value was estimated to reasonably approximate its fair value and no adjustment from contact value to fair value was recorded. The statements of changes in net assets available for benefits are presented on a contract value basis for both periods and are not affected by the FSP. Contract value is based on the invested principal plus accrued interest on the investment contracts held, as determined by the fund’s trustee.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainty
The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants.

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2008, the Plan prospectively adopted the provisions of Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  The effect of the adoption of SFAS 157 by the Plan did not materially affect how the Plan determines fair value, but has resulted in additional disclosures (See Note 5).

4.	INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:
	2008	2007

Gartmore Morely Stable Value Common Trust Fund	$6,937,967	$4,403,182
Dodge & Cox Income Fund	2,946,857	3,160,841
Weingarten Realty Investors Stock Fund	2,166,004	2,714,044
American Funds, Amfunds Growth Fund R-4	2,068,259	3,498,293
Vanguard Windsor II Fund	1,914,396	3,205,812
American Funds, Europacific Growth R4	1,660,156	3,270,050
Dodge & Cox Stock Fund	1,516,760	2,622,066
T. Rowe Price Mid Cap Growth Fund	1,324,163	2,493,553
T. Rowe Price Mid Cap Value Fund	(1)	1,707,025

(1) Amount below 5% threshold for this period.

5.	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.  Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.  In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2008

Investments:
Mutual Funds	$16,197,702			$16,197,702
Common/collective trust fund		$6,937,967		6,937,967
Common stock fund	2,166,004			2,166,004
Participant loans			$539,636	539,636
Total	$18,363,706	$6,937,967	$539,636	$25,841,309

The table below sets forth a reconciliation of the changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Participant Loans:
Beginning balance	$682,163
Included in interest and dividend income on the statement of changes in net assets	49,363
Issuances, maturities and settlements	(191,890)
Transfers in and/out of Level 3	-
Ending balance	$539,636

The Plan had no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2008.

6.	INVESTMENT CONTRACTS IN COMMON/COLLECTIVE TRUST FUND

The Plan through its investment in the common/collective trust fund has fully benefit-responsive investment contracts issued by insurance companies and other institutions.  The fund’s trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The common/collective trust fund is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the fund’s trustee. Contract value represents invested principal plus accrued interest on the investment contracts held.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is remote.

Most investments in the common/collective trust fund are contractually obligated to pay the principal and specified interest rate that is guaranteed to the trust fund. The crediting interest rate is based on a formula agreed upon with the fund’s trustee, but may not be less than 0%. Such interest rates are reviewed on a monthly or quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

Average fund blended yields:	2008	2007
Based on annualized earnings (1)	4.45%	5.07%
Based on interest rate credited to participants (2)	3.68%	4.77%

(1)	Calculated based on a single unit of participation outstanding throughout the year.
(2)	Calculated based on weighted average credit rating of all the fund’s investment contracts and short-term income at year-end.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

8.	INCOME TAX STATUS

The Plan obtained its latest determination letter on January 19, 2005, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) including amendments to comply with certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Rights Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”). The Plan has been amended since receiving the determination letter, including amendments made to define eligibility of certain employees to participate in the Plan. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9.	PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by The Standard (formerly Invesmart of the Great Lakes, Inc.). The Standard is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the daily operational services of the Plan amounted to $83,465 and $127,898 inclusive of fees paid directly by the common/collective trust fund of $5,392 and $17,273 for the years ended December 31, 2008 and 2007, respectively.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Form 5500, Schedule H, Line 4i
EIN:   74-1464203
Plan:                002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common/Collective Trust Fund: Gartmore Morely	Gartmore Morely Stable Value (at contract value)	(i)	$7,329,663
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Income Fund	(i)	2,946,857
	American Funds	Amfunds Growth Fund R-4	(i)	2,068,259
	Vanguard Group	Vanguard Windsor II	(i)	1,914,396
	American Funds	American Funds Europacific Growth R4	(i)	1,660,156
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	1,516,760
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	(i)	1,324,163
	Vanguard Group	Vanguard 500 Index Admin Fund	(i)	1,175,721
	T. Rowe Price	T. Rowe Price Mid Cap Value Fund	(i)	1,055,909
	Fidelity Investment	Fidelity Contrafund	(i)	888,255
	T. Rowe Price	Growth Stock Advisor Fund	(i)	571,342
	Northern	Small Cap Value Fund	(i)	403,906
	Alger	Small Cap Growth A Fund	(i)	352,659
	Alliance Bernstein	International Value Fund	(i)	319,319
	Total Mutual Funds			16,197,702

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	2,166,004
*	Participant Loans	Due semi-monthly, bearing interest 5.0% to 9.25%	(i)	539,636

	Total Investments		(i)	$26,233,005

*	A party in interest as defined by ERISA.
(i)	Historical cost of participant-directed investments are not a required disclosure.